Celanese AG

@Celanese

Information

Corporate Center Frankfurter Straße 111 61476 Kronberg/Ts. Deutschland

Celanese AG reports selected key figures
for the first half 2004/2005

Kronberg - (CZZ: FSE): Celanese AG today reported key figures for the Group during the first six months of the 2004/2005 fiscal year. The company announced a fall in sales to €1.070 billion from €1.967 billion in the same period a year earlier. The main reason for the sharp decline was the divestment of Celanese Americas Corporation (CAC) to BCP Caylux Holdings Luxembourg S.C.A. in October 2004.

The sale of CAC resulted in a 45% fall in sales at the two largest segments Chemical Products and Technical Polymers Ticona. On a comparable basis, sales in the Chemical Products segment rose substantially as a result of significant price increasese in Acetyl Products. The increase in prices reflects strong demand and continuing high raw material and energy prices. Moderate growth in sales volumes in the Technical Polymers Ticona segment, which was partly offset by lower prices in several product lines, also contributed to the positive development. The Performance Products segment also reported strong volume growth but this was fully offset by lower selling prices and unfavorable exchange rates.

Operating profit in the first half 2004/2005 climbed to €137 million from €34 million in the same period a year earlier. The increase resulted largely from higher sales volumes and selling prices which more than compensated for the rise in raw material and energy costs. Special charges totalling €26 million had a negative impact on operating profit. The charges were mainly caused by asset impairment totalling €25 million in the Technical Polymers Ticona segment associated with announced plans to divest the cyclo olefin copolymer business (COC). Operating profit in the comparable period a year earlier was negatively influenced by special charges for stock appreciation rights, restructuring measures at Ticona and advisory fees in connection with the takeover of Celanese AG by Blackstone.

Net earnings of the Group rose to €127 million from €79 million. As a result of the domination and profit and loss transfer agreement between Celanese AG and Celanese Europe Holding GmbH & Co. KG, Celanese AG's net earnings in the 2004/2005 fiscal year will be transferred to Celanese Europe Holding.

Trade working capital decreased from €656 million as of September 30, 2004 to €396 million at the end of March, 2005. This decline is also largely the result of the divestment of CAC. Furthermore, a rise in cash and cash equivalents to €397 million meant that net financial debt, which amounted to €365 million at the end of September 2004, fell to below zero.

The full report on the first half year 2004/2005 will be published on May 30, 2005.

Celanese AG (FSE: CZZ) is primarily a holding company for the European and some Asian business Celanese AG (FSE: CZZ) serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation and is headquartered in Kronberg, Germany.

Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company holds #1 or #2 market positions in products comprising the majority of its sales and has four major businesses: Chemicals Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese has 29 production plants, with major operations in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion. The presentation of combined net sales of Celanese Corporation with its predecessor is not in accordance with U.S. GAAP. For more information on Celanese Corporation including a reconciliation of the combined net sales, please visit the company's web site at www.celanese.com. Further information on Celanese AG are available on www.celanese.de

Financial Highlights

Statement of Operations Data:
in € millions	6M 2005	6M 2004
Net sales	1,070	1,967
Special charges	(26)	(34)
Operating profit	137	34
Earnings from continuing operations before tax
and minorities	179	55
Earnings from continuing operations	106	49
Earnings from discontinued operations	21	30
Net earnings	127	79

Balance Sheet Data:	Mar 31	Sep 30
in € millions	2005	2004
Trade receivables, net
3rd party and affiliates	342	666
Plus: Inventories	189	455
Less: Trade payables
third party and affiliates	135	465
Trade Working Capital	396	656

Short-term borrowings and current instalments of
long-term debt	221	102
Plus: Long-term debt	87	485
Total debt	308	587
Less: Cash and cash equivalents	397	222
Net earnings	(89)	365

Other data:
in € millions	6M 2005	6M 2004
Operating margin(1)	12.8%	1.7%
Earnings frm continuing operations before tax
and minority interests as a percentage of net sales	16.7%	2.8%
Depreciation and amortization expense	38	126
Capital expenditures	40	100

(1)	Defined as operating profit as a % of net sales